UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CEO’s Update

Arlington VA – July 5, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST).
Metal Storm Limited today released the following statement which was published in the “CEO Corner” section of the company website.  The company website is: www.metalstorm.com.
David A. Smith - CEO Metal Storm

Last week we announced a contract award from Dragonfly Pictures Inc (DPI) and I now want to provide you with a bit more detail to the extent permissible under the conditions imposed on us.

DPI have been contracted by a US Government agency to carry out a specific of works that includes, among other things, in-flight live fire tests of a
Storm weapons system integrated with DPI’s DP4X unmanned helicopter.  Metal
Storm has in turn been contracted by DPI, on back to back terms, to provide those elements of the scope of works relating to our technology.

The contract with DPI was signed by me on 28 June 2005.

I believe that our selection to participate in this project is a significant development.  It will be the first opportunity for Metal Storm to conduct live airborne test firings and one of the first tests of its kind utilizing a Class
III UAV.  It provides us with an outstanding opportunity to demonstrate the capabilities and advantages of our weapons system for airborne operations and should generate great visibility into the very large Unmanned Aircraft
Community.

I think I can speak for all at Metal Storm when I say that we are very proud of securing this opportunity.

David Smith
CEO
Metal Storm Limited

              Investor Contact:   Media Contact:
  David Smith    Gregory Pettit
  Metal Storm Limited   Hill & Knowlton
  TEL: 703 248 8218   TEL: 212 1885 0300
  dsmith@metalstorm.com  gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 6, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary